# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Modular Medical, Inc., CIK 0001074871
CUSIP: 60785L108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10740 Thornmint Road, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0000919574-24-006888
Filed by CIK 0001169253
Persons authorized to receive notices and communications: James E. Besser, c/o Manchester Management Company, LLC, 2 Calle Candina, #1701, San Juan, Puerto Rico (PR), 00907, (617) 399-1741

## Reporting persons
- Manchester Management Company, LLC (CIK 0001169253): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,049,975; sole dispositive power 0; shared dispositive power 5,049,975; aggregate amount beneficially owned 5,049,975 (9.3% of the class)
- Manchester Explorer, L.P. (CIK 0001411524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,719,502; sole dispositive power 0; shared dispositive power 4,719,502; aggregate amount beneficially owned 4,719,502 (8.7% of the class)
  Comment: (1) The Reporting Person currently holds 653,511 warrants as disclosed in Table II of the Form 4 filed by the Reporting Person on February 17, 2022, which is incorporated herein by reference. Additionally, the Reporting Person currently holds 260,416 warrants.
- Manchester Management PR, LLC (CIK 0001735534): type of reporting person: investment adviser (IA); citizenship or place of organization: Puerto Rico (PR); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,049,975; sole dispositive power 0; shared dispositive power 5,049,975; aggregate amount beneficially owned 5,049,975 (9.3% of the class)
- James E. Besser (CIK 0001512127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 635,261; shared voting power 5,049,975; sole dispositive power 635,261; shared dispositive power 5,049,975; aggregate amount beneficially owned 5,685,236 (10.5% of the class)
  Comment: (1) As a result of options granted to the Reporting Person, the Reporting Person currently has aggregate options to purchase a total of 135,136 shares of the Issuer. Additionally, the Reporting Person currently holds 78,125 warrants.
- Morgan C. Frank (CIK 0001593072): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 402,434; shared voting power 4,719,502; sole dispositive power 402,434; shared dispositive power 4,719,502; aggregate amount beneficially owned 5,121,936 (9.4% of the class)
  Comment: (1) As a result of options granted to the Reporting Person, the Reporting Person currently has aggregate options to purchase a total of 196,208 shares of the Issuer.
- JEB Partners, L.P. (CIK 0001093241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 330,473; sole dispositive power 0; shared dispositive power 330,473; aggregate amount beneficially owned 330,473 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Modular Medical, Inc.
Address of issuer's principal executive offices: 10740 Thornmint Road, San Diego, California (CA), 92127
Comment: The name of the issuer is Modular Medical, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10470 Thornmint Road, San Diego, California 92127. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: (a), (f) This Schedule 13D is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company ("Manchester"), Manchester Explorer, L.P., a Delaware limited partnership (the "Explorer"), JEB Partners, L.P., a Delaware limited partnership (the "Jeb Partners"), Manchester Management Company, LLC, a Delaware limited liability company (the "GP"), James E. Besser ("Besser"), a United States citizen and Morgan C. Frank ("Frank"), a United States citizen (collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.
Present principal occupation or employment: Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and Jeb Partners and the GP is the general partner of Explorer and Jeb Partners. The principal business of each of Explorer and Jeb Partners is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: (d), (e), During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds (including compensation from their roles with the Issuer, to the extent applicable) and from the working capital of Explorer and Jeb Partners, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction: There have been no material changes to Item 4 of the Schedule 13D/A filed by the Reporting Persons on February 28, 2022.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Besser:
As of the date hereof, Besser may be deemed to be the beneficial owner of 5,685,236 Shares, constituting 10.5% of the Shares*.

Besser has the sole power to vote or direct the vote of 635,261 Shares; has the shared power to vote or direct the vote of 5,049,975 Shares; has the sole power to dispose or direct the disposition of 635,261 Shares; and has the shared power to dispose or direct the disposition of 5,049,975 Shares.

Frank:
As of the date hereof, Frank may be deemed to be the beneficial owner of 5,121,936 Shares, constituting 9.4% of the Shares*.

Frank has the sole power to vote or direct the vote of 402,434 Shares; has the shared power to vote or direct the vote of 4,719,502 Shares; has the sole power to dispose or direct the disposition of 402,434 Shares; and has the shared power to dispose or direct the disposition of 4,719,502 Shares.

Manchester and GP:
As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 5,049,975 Shares, constituting 9.3% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 5,049,975 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 5,049,975 Shares.

Explorer:
As of the date hereof, Explorer may be deemed to be the beneficial owner of 4,719,502 Shares, constituting 8.7% of the Shares*.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,719,502 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,719,502 Shares.

Jeb Partners:
As of the date hereof, Jeb Partners may be deemed to be the beneficial owner of 330,473 Shares, constituting 0.6% of the Shares*.

Jeb Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 330,473 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 330,473 Shares.

The transactions by the Reporting Persons in the Shares are set forth in Exhibit B.

*The outstanding Shares figure is comprised of two components: (i) 40,665,220 Shares outstanding as reported in the Issuer's 10-Q filed by the Issuer on February 13, 2025; (ii) 12,495,312 Shares issued pursuant to the Issuer's private placement for Shares; and (iii) Shares of the Issuer that certain Reporting Persons may acquire on conversion, exercise or exchange of certain derivative securities of the Issuer as listed in the applicable Reporting Person's ownership schedule.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 20, 2025, certain of the Reporting Persons and the Issuer entered into a transaction whereby certain of the Reporting Persons would purchase units (the "March Units"). Each March Unit is comprised of two Shares and one warrant to purchase one Share. It is anticipated that the warrants will become exercisable on or about March 25, 2025. Otherwise, there have been no changes to Item 6 of the disclosure in the Schedule 13D/A filed by the Reporting Persons on February 17, 2022.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares

## Signatures
- Manchester Management Company, LLC: By: /s/ James E. Besser*, James E. Besser/Managing Member (03/24/2025)
- Manchester Explorer, L.P.: By: /s/ James E. Besser*, James E. Besser/Managing Member of the General Partner (03/24/2025)
- Manchester Management PR, LLC: By: /s/ James E. Besser*, James E. Besser/Managing Member (03/24/2025)
- James E. Besser: By: /s/ James E. Besser, James E. Besser (03/24/2025)
- Morgan C. Frank: By: /s/ Morgan C. Frank, Morgan C. Frank (03/24/2025)
- JEB Partners, L.P.: By: /s/ James E. Besser*, James E. Besser/Managing Member of the General Partner (03/24/2025)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).